*AB
3/19

[redacted]

14048685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67467

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rockwell Global Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 Baylis Road
(No. and Street)

Melville (City) New York (State) 11747 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc H Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Damsky CPA, P.C.
(Name – *if individual, state last, first, middle name*)

40-3 Burt Drive (Address) Deer Park (City) New York (State) 11729 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 04 2014
REGISTRATIONS BRANCH
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD
3/24/14

OATH OR AFFIRMATION

I, Bruce Guarino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockwell Global Capital LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

OURANIA DALOSIS
Notary Public - State of New York
NO. 01DA6239490
Qualified in Suffolk County
My Commission Expires 04-18-15

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROCKWELL GLOBAL CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ROCKWELL GLOBAL CAPITAL, LLC
DECEMBER 31, 2013

TABLE OF CONTENTS

MICHAEL DAMSKY CPA, P.C.
260 MIDDLE COUNTRY ROAD SUITE 8B
NEW YORK, NEW YORK 11784
Tel 631-595-2073
Fax 631-586-9398

MEMBER:

PUBLIC OMPANYACCOUNTING
OVERSIGHT BOARD

NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACOUNTANTS

INDEPENDENT AUDITORS' REPORT

Rockwell Global Capital, LLC
Melville, New York

Gentlemen:

We have examined the Financial Report of Rockwell Global Capital, LLC as required by the Financial Industry Regulatory Authority as of December 31, 2013 and have issued a report thereon dated February 27, 2014. As part of our examination we reviewed and tested the system of internal accounting control and the procedures for safeguarding customer and firm assets for the year ended December 31, 2013 to the extent we considered necessary to evaluate the system as required by generally accepted accounting standards, rule 1.16 of the Commodities Futures Trading commission, and by Rule 17a-5g3 of the Securities and Exchange Commission.

Rule 17a-5g3 and rule 1.16 contemplate that the scope of the review and test should be sufficient to provide reasonable assurance that any material inadequacies existing at the date of our examination in the accounting system, the internal accounting controls, and the procedures for safeguarding customer and firm assets would be disclosed. Under these standards and that regulation, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material inadequacies in internal accounting control.

Further, our examination included reviews of the practices and procedures followed by the company in making periodic computations of the minimum financial requirements, pursuant to Rule 17a-5(g)(1) of the Securities and Exchange Commission and to Rule 1.16 of the Commodities Futures Trading Commission.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily require estimates and judgments by management. However, for the purposes of this report, the cost-benefit relationship has been disregarded in determining material inadequacies to be reported.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, error can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented by collusion. Similarly, control procedures can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended December 31, 2013 which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no material inadequacies.

Very truly yours,

Michael Damsky

MICHAEL DAMSKY CPA, P.C.
Certified Public Accountant

Selden, New York
February 27, 2014

ROCKWELL GLOBAL CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and cash equivalents	$ 1,217,993
Receivable from clearing broker	737,156
Prepaid expenses and other assets	167,108
Fixed assets, net	48,417
Advances to brokers	46,532
Letters of credit	62,123
Deposits	48,160
Total assets	$ 2,327,489

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses	$ 1,078,561
Deferred rent	209,935
Total liabilities	1,288,496
Commitments and contingencies	
Members' equity	1,038,993
Total liabilities and members' equity	$ 2,327,489

See notes to financial statement.

ROCKWELL GLOBAL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1 - **Nature of Business**

Rockwell Global Capital, LLC, (the "Company") is a brokerage firm engaged primarily in retail activities. The Company is registered as a broker-dealer with and is a member of the Financial Industry Regulatory Authority ("FINRA").

NOTE 2 - **Summary of Significant Accounting Policies**

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Basis of preparation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition
The Company records client transactions on a trade date basis. The Company is exposed to risk of loss on these transactions in the event a client or broker fails to meet the terms of their contracts, in which case the Company may have to purchase or sell the positions at prevailing market prices.

Income taxes
No provision has been made for Federal or state income taxes since the taxable income or loss of the Company is to be included in the returns of the Member.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

NOTE 2 - Summary of Significant Accounting Policies *(continued)*

Uncertain tax position

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "*Accounting for Uncertainty in Income Taxes.* As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

NOTE 3 - Receivable from Clearing Broker

Receivable from clearing broker consists of the following

Clearing broker deposit receivable	$ 110,941
Due from clearing broker	626,215
	$ 737,156

NOTE 4 - Advances to Brokers

Advances to brokers represents advances on future commissions paid to the Company's registered brokers. As commissions are earned, the advances are applied and any net amount are paid to the broker. As of December 31, 2013, the advances to brokers totaled $46,532.

NOTE 5 - Letter of Credit

In connection with two of its leases (see note 8), the Company has acquired two letters of credit in favor of its landlords. These letters of credit accrue interest on the outstanding balance. As of December 31, 2013, the letters of credit totaled $62,123.

NOTE 6 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company can be engaged in buying and selling securities for a diverse group of investors. The Company would introduce these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company is obligated to settle transactions with brokers and/or other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after trade date. If customers do not fulfill their contractual obligations, the Company may incur losses.

NOTE 7 - Contingent Liabilities

Under an agreement with its clearing broker, the Company is contingently liable for a customer's failure to make payment to the clearing broker when due, to deliver securities sold for the account of the broker or the broker's customer failures of a customer of the company to meet any margin call or any maintenance call, the purchase of customers until actual and complete payment has been received by the clearing broker.

The Company is involved in several arbitrations in the normal course of business. The Company is vigorously defending itself against these claims and believes that they are without merit.

ROCKWELL GLOBAL CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 8 - Commitments and Contingencies

At December 31, 2013, the Company is obligated under a lease for office space, which expires in 2019. The lease contains predetermined fixed escalation of minimum rentals during the lease term. In addition, as an inducement to enter into such lease, the Company received various rent allowances. The Company recognizes the rent allowance and the related fixed escalation on a straight-line basis over the life of the lease and records the difference between the amounts charged to operations and the amounts paid as deferred rent. As of December 31, 2013, the deferred rent liability amounted to $209,935.

Approximate future minimum annual rental payments under the lease are as follows for the years ended December 31:

2014	$	521,006
2015		543,295
2016		369,384
2017		548,569
2018		377,962
	$	2,360,216

A lease for the rental of office space in New York City was entered into during 2011 and still in effect in 2013. During 2013, the Company recorded rent expense of $557,236 in relation to this office space. In November 2013, the Company sublet the office space and collected rental income of $29,024 for 2013, which includes both base rent and utility charges.

As of December 31, 2013, future rental receipts under the sublet lease which continues through 2018 are as follows:

2014	$	204,722
2015		209,840
2016		215,086
2017		220,463
2018		187,610
	$	1,037,721

See independent auditors' report.

NOTE 9 - Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission. The Rule requires the Company to maintain minimum net capital, as defined, of 6.667% of aggregate indebtedness, as defined, or $100,000 whichever is greater. At December 31, 2013, the Company's net capital was $457,871, which exceeded its minimum requirement by $357,871. As of December 31, 2013, the ratio of aggregate indebtedness to net capital was 2.81 to 1.

NOTE 10 - Subsequent Events

During January 2014, the Company settled arbitrations with clients in the amounts of $19,000. In February 2014, the Company reached a settlement agreement with a client in the amount of $135,000.